                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                SCHEDULE 14D-1

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                        National Propane Partners, L.P.
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                           (Name of Subject Company)

                            Columbia Propane, L.P.;
                              CP Holdings, Inc.;
                         Columbia Propane Corporation;
                             Columbia Energy Group
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                                   (Bidders)

             Common Units, representing limited partner interests
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                        (Title of Class of Securities)

                                  637250 10 1
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                     (CUSIP Number of Class of Securities)

                          Kenneth H. Marks, Jr., Esq.
                            Columbia Propane, L.P.
                 c/o Columbia Energy Group Service Corporation
                           13880 Dulles Corner Lane
                               Herndon, VA 20171

                    (Name, Address and Telephone Number of
                   Persons Authorized to Receive Notices and
                     Communications on Behalf of Bidders)

                                 With copy to:
                           Robert S. Rachofsky, Esq.
                    LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                             125 West 55th Street
                              New York, NY 10019

                           CALCULATION OF FILING FEE
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
         Transaction
         Valuation/1/                                  Amount of Filing Fee/2/
         $80,418,600                                           $16,084

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[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
   and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:None            Filing party:Not Applicable

Form or registration no.:Not ApplicableDate filed:Not Applicable

                       (Continued on following page(s))
                              (Page 1 of 6 Pages)
--------
  /1/ Based on the offer to purchase all 6,701,550 outstanding common units representing limited partner interests ("Common Units") in the Subject Company at $12.00 per Common Unit.
  /2/ The amount of the filing fee equals 1/50 of one percent of Transaction Valuation.

Item 1. Security and Subject Company.

  (a). The name of the subject company is National Propane Partners, L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at Suite 1700, 200 1st Street S.E., Cedar Rapids, Iowa 52401-1409.

  (b). This Schedule 14D-1 relates to the offer by the Purchaser (as defined below) to purchase all outstanding Common Units in National Propane Partners, L.P. at a price of $12.00 per Common Unit, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 9, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Common Units is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference. Reference is also made to Section 12 ("Purpose of the Offer; The Purchase Agreement; The Merger") of the Offer to Purchase which is incorporated herein.

  (c). Information concerning the principal market in which the Common Units are traded and the high and low sales prices of Common Units for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Common Units; Distributions on the Common Units") of the Offer to Purchase and is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d). This Schedule 14D-1 is being filed by Columbia Propane, L.P., a Delaware limited partnership (the "Purchaser"), its managing general partner CP Holdings, Inc., a Delaware corporation ("Purchaser General Partner"), Columbia Propane Corporation, a Delaware corporation and parent company of Purchaser General Partner ("Purchaser Holdings"), and Columbia Energy Group, a Delaware corporation, parent company of Purchaser Holdings and a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Columbia"). Information concerning the principal business and the address of the principal offices of the Purchaser, Purchaser General Partner, Purchaser Holdings and Columbia is set forth in Section 9 ("Certain Information Concerning the Purchaser, Purchaser General Partner, Purchaser Holdings and Columbia") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupation or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of Purchaser General Partner, Purchaser Holdings and Columbia are set forth in
Schedule I to the Offer to Purchase and are incorporated herein by reference.

  (e)-(g). The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Purchaser General Partner, Purchaser Holdings and Columbia") and Schedule I ("Directors and Executive Officers of Purchaser General Partner, Purchaser Holdings and Columbia") of the Offer to Purchase is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a) and (b). The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Purchaser General Partner, Purchaser Holdings and Columbia"), Section 11 ("Contacts with the Partnership; Background of the Offer") and Section 12 ("Purpose of the Offer; The Purchase Agreement; Merger") of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a). The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (b). Not applicable.

  (c). Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a)-(e). The information set forth in Section 11 ("Contacts with the Partnership; Background of the Offer"), Section 12 ("Purpose of the Offer; The Purchase Agreement; Merger") and Section 13 ("Distributions") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g). The information set forth in Section 7 ("Effect of the Offer on the Market for the Common Units; Stock Exchange Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a) and (b). The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Purchaser General Partner, Purchaser Holdings and Columbia"), Section 12 ("Purpose of the Offer; The Purchase Agreement; Merger") and Schedule I ("Directors and Executive Officers of Purchaser General Partner, Purchaser Holdings and Columbia") of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser, Purchaser General Partner, Purchaser Holdings and Columbia"), Section 11 ("Contacts with the Partnership; Background of the Offer") and Section 12 ("Purpose of the Offer; The Purchase Agreement; Merger") of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Purchaser General Partner, Purchaser Holdings and Columbia") of the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

  (a). The information set forth in Section 11 ("Contacts with the Partnership; Background of the Offer") and Section 12 ("Purpose of the Offer; The Purchase Agreement; Merger") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c). The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d). The information set forth in Section 7 ("Effect of the Offer on the Market for the Common Units; Stock Exchange Listing; Exchange Act
Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

  (e). None.

  (f). The entire texts of the Offer to Purchase, the Letter of Transmittal and the Purchase Agreement, copies of which are attached hereto as Exhibits
(a)(1), (a)(2), and (c)(1), are incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

 (a)(1)  Offer to Purchase.

 (a)(2)  Letter of Transmittal.

 (a)(3)  Notice of Guaranteed Delivery.

 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.

 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.

 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.

 (a)(7)  Form of Summary Advertisement dated April 9, 1999.

 (a)(8)  Text of Joint Press Release dated April 5, 1999, issued by Triarc
         Companies, Inc. and Columbia.

 (a)(9)  Text of Press Release dated April 8, 1999, issued by Columbia
         (included for the limited purpose of describing the Offer and the Merger).
 (a)(10) Text of Press Release dated April 9, 1999, issued by Columbia.
 (b)     None.

 (c)(1)  Purchase Agreement, between Purchaser, Purchaser General Partner,
         Purchaser Holdings, the Partnership, National Propane Corporation,
         National Propane SGP, Inc. and Triarc Companies, Inc. dated April 5,
         1999.

 (c)(2) Guaranty of Columbia with respect to certain tax related obligations of Purchaser, Purchaser General Partner and Purchaser Holdings, dated
         April 5, 1999.

 (d)     None.

 (e)     Not applicable.

 (f)     None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: April 9, 1999

                                          Columbia Propane, L.P.

                                          By:CP Holdings, Inc.
                                          Its General Partner

                                          By: /s/ A. Mason Brent
                                            -----------------------------------
                                            Name: A. Mason Brent
                                            Title: President and CEO

                                          CP Holdings, Inc.

                                          By: /s/ A. Mason Brent
                                            -----------------------------------
                                            Name: A. Mason Brent
                                            Title: President and CEO

                                          Columbia Propane Corporation

                                          By: /s/ A. Mason Brent
                                            -----------------------------------
                                            Name: A. Mason Brent
                                            Title: President and CEO

                                          Columbia Energy Group

                                          By: /s/ Michael W. O'Donnell
                                            -----------------------------------
                                            Name: Michael W. O'Donnell
                                            Title: Senior Vice President and
                                            Chief Financial Officer

                                 EXHIBIT INDEX

 Exhibit                                                                  Page
 Number                           Exhibit Name                           Number
 ------- -------------------------------------------------------------   ------
 (a)(1)  Offer to Purchase.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Notice of Guaranteed Delivery.
         Letter to Brokers, Dealers, Commercial Banks, Trust Companies
 (a)(4)  and Other Nominees.
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
         Guidelines for Certification of Taxpayer Identification
 (a)(6)  Number on Substitute Form W-9.
 (a)(7)  Form of Summary Advertisement dated April 9, 1999.
 (a)(8)  Text of Joint Press Release dated April 5, 1999, issued by
         Triarc Companies, Inc. and Columbia.
 (a)(9)  Text of Press Release dated April 8, 1999, issued by Columbia
         (included for the limited purposes of describing the Offer and the Merger).
 (a)(10) Text of Press Release dated April 9, 1999, issued by
         Columbia.
 (b)     None.
 (c)(1)  Purchase Agreement, between Purchaser, Purchaser General
         Partner, Purchaser Holdings, the Partnership, National
         Propane Corporation, National Propane SGP, Inc. and Triarc
         Companies, Inc. dated April 5, 1999.
 (d)     None.
 (e)     Not Applicable.
 (f)     None.